Exhibit 99.1

PRESS RELEASE

Atento Appoints Jose Antonio de Souza Azevedo

Chief Financial Officer

•	Jose Azevedo joins Atento following a 15-year career managing global financial operations from C-suite and Board positions

NEW YORK, October 18, 2019 – Atento S.A. (NYSE: ATTO), a leading provider of customer relationship management and business process outsourcing services (CRM/BPO) in Latin America, and one of the top five providers worldwide, today announced the appointment of Jose Antonio de Souza Azevedo as Chief Financial Officer and a member of the Executive Committee. Mr. Azevedo will replace the current CFO Mauricio Montilha. The appointment is effective as of November 11, 2019.

Mr. Azevedo joins Atento following a 15-year career managing global financial operations from C-suite and Board positions. He has steered major financial turnarounds and corporate mergers in high-profile organizations while implementing financial and business development strategies that drove value for all of the company’s stakeholders. Before joining Atento, he served as Unidas’ Chief Financial Officer and Investor Relations Officer. Unidas is the largest fleet management provider and the second largest Brazilian car rental company.

“We are really happy to have Mr. Azevedo join our team. A well-respected senior executive in the field of finance, Jose also brings deep and valuable expertise in the areas of information technology and services at the international level”, said Carlos Lopez-Abadia, Atento’s Chief Executive Officer. “We continue to transform Atento to lead the next generation of customer experience and business process outsourcing solutions generating more value for our clients, employees and shareholders. I am convinced that Jose will play an instrumental role in achieving this goal.” Mr. Lopez-Abadia added, “I would also like to thank Mauricio Montilha for his outstanding contribution to our Company over the years.”

“Atento has an unrivaled commitment to generating value for companies by developing and delivering the best customer experience solutions in the market. This is why it is the industry leader in Latin America and among the top five largest providers worldwide. I am excited to join such a strong and talented team, and look forward to contributing to its transformation and future growth,” said Jose Azevedo.

Additional experience

Mr. Azevedo previously served as Country Manager Brazil for Softline Company from 2016 to 2017. Prior to that, he held executive positions at Globalweb Data Services as Chief Executive Officer in 2015 and Chief Financial Officer from 2014 to 2015. He also served as Chief Financial Officer of Estre Ambiental from 2013 to 2014 and held several leadership positions at Latam Airlines from 2008 to 2013.

Mr. Azevedo holds a Master of Business Administration from Hamburg University in Germany, a Bachelor of Business Administration from University Autonomous of Lisbon in Portugal and has CBA training in finance and management from Harvard University in the United States.

About Atento

Atento is the largest provider of customer relationship management and business process outsourcing (CRM BPO) services in Latin America, and among the top five providers globally, based on revenues. Atento is also a leading provider of nearshoring CRM/BPO services to companies that carry out their activities in the United States. Since 1999, the company has developed its business model in 13 countries where it employs 150,000 people. Atento has over 400 clients to whom it offers a wide range of CRM/BPO services through multiple channels. Atento’s clients are mostly leading multinational corporations in sectors such as telecommunications, banking and financial services, health, retail and public administrations, among others. Atento´s shares trade under the symbol ATTO on the New York Stock Exchange (NYSE). In 2019, Atento has been named one of the World´s 25 Best Multinational Workplaces and one of the Best Multinationals to Work for in Latin America by Great Place to Work®. For more information visit www.atento.com

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PRESS RELEASE

Media relations

Maite Cordero

+ 34 91 740 74 47

atento.media@atento.com

Investor relations

Shay Chor

+55 11 3293 5926

shay.chor@atento.com

Fernando Schneider

+55 11 3779 8119

fernando.schneider@atento.com

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